Mail Stop 4561

September 4, 2008

VIA USMAIL and FAX (641) 472 - 7320

Mr. Peter Lamoureux
Director, President, and Treasurer
The Everest Fund, L.P.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

      Re: **The Everest Fund, L.P.**
                Form 10-K for the Year Ended December 31, 2007
                File Nos. 000-17555

Dear Mr. Peter Lamoureux:

We have reviewed your amendment filed on August 29, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FILED ON AUGUST 29, 2008

Item 9A – Controls And Procedures

1.   We note your disclosure in the explanation note that disclosure controls and procedures were ineffective as of the end of 2007.   This statement contradicts your disclosure within Item 9A, which states disclosure controls and procedures are effective.   Please clarify and revise your Item 9A disclosures to clearly state whether your disclosure controls and procedures were effective or ineffective as of December 31, 2007.

2.   We have reviewed your amendment and note your conclusion that internal control over financial reporting is effective.   Please note that Item 308(T)(a)(3) of Regulation S-K states that management's assessment must be as of as of the end of the registrant's most recent fiscal year.   Please clarify and amend to indicate whether your conclusion is as of the end of your most recent fiscal year.

Certifications

3.   Please amend to include updated 302 certifications in accordance to Item 601(b)(31) of Regulation S-K.

                                   * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief